Alston&Bird llp
2828 North Harwood Street, Suite 1800
Dallas, TX 75201-2139

214-922-3400
Fax:214-922-3899
www.alston.com

April 4, 2012

VIA EDGAR

Ms. Sonia Barros
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3010
Washington, D.C. 20549

Re:	Moody National REIT I, Inc. Registration Statement on Form S-11 Filed February 14, 2012 File No. 333-179521

Dear Ms. Barros:

This letter sets forth the response of our client, Moody National REIT I, Inc. (“Issuer”), to the correspondence from the Staff of the U.S. Securities and Exchange Commission (“SEC”), dated March 8, 2012, which provided comments to the Issuer’s Registration Statement on Form S-11 (the “Registration  Statement”). For your convenience, we have set forth below your comments followed by the relevant responses thereto. The Issuer has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR, which reflects the responses below.

General

1.           Comment: Please conform your disclosure in this registration statement to the comments issued by the Staff on Post-Effective Amendment No. 7 to Registration Statement on Form S-11 filed on February 17, 2012, file no. 333-150612.

Response: The Issuer acknowledges the Staff’s comment and has revised the disclosure of Amendment No. 1 to conform the Issuer’s disclosure to the comments issued by the Staff to Post-Effective Amendment No. 7 to the Registration Statement on Form S-11 filed on February 17, 2012, file no. 333-150612. The Issuer’s revised disclosure is discussed more specifically in the responses to comments 2-5 below.

2.           Comment: Please update your financial statements and related information through December 31, 2011.

Ms. Sonia Barros
April 4, 2012

Response: The Issuer filed its Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Annual Report”) with the SEC on February 27, 2012. The 2011 Annual Report is incorporated by reference into Amendment No. 1. Additionally, all information included in Amendment No. 1, other than the prior performance tables and related prior performance summary information, has been updated as of December 31, 2011.  The Issuer will update the prior performance tables and prior performance summary information in the next pre-effective amendment to the Registration Statement.

3.           Comment: Please provide net tangible book value per share and the information required by Item 506 of Regulation S-K.

Response: The Issuer acknowledges the Staff’s comment and has included disclosure relating to the Issuer's net tangible book value per share and dilution at page 46 of Amendment No. 1.

Compensation to Our Advisor and Affiliates, page 6

4.           Comment: With respect to compensation paid, please disclose the amounts paid to date and any amounts incurred but not yet paid. Please breakdown the amounts paid by type, e.g. offering, acquisition, operating, etc.

Response:  The Issuer acknowledges the Staff’s comment and notes that information relating to amounts paid and the amounts incurred but not paid during the periods presented are included in the Issuer’s 2011 Annual Report which is incorporated by reference into Amendment No. 1. See “Item 13. Certain Relationships and Related Transactions and Director Independence” in the 2011 Annual Report.  The Issuer also notes that fees and reimbursements paid to the Issuer’s external advisor and its affiliates for the years ended December 31, 2011 and 2010 are set forth at pages 6-10 and 74-79 of Amendment No.1.

Distribution Policy, page 11

5.           Comment: We note your disclosure in this section that distributions have been funded on a monthly basis since May 2010 from, among other sources, operating cash flows, offering proceeds and advances from your advisor/sponsor. Please provide disclosure of the cash source of distributions paid and a comparison to cash flow from operations. Please also disclose the relationship between cumulative earnings and cumulative distributions.

Response:  The Issuer acknowledges the Staff’s comment and has revised the disclosure at page 12 of Amendment No. 1 to clarify the source of payments for distributions and a comparison to cash flow from operations. The Issuer has also included disclosure regarding the relationship between the Issuer's funds from operations and cumulative distributions at page 12 of Amendment No. 1.

Should you have any further questions or require additional information, please do not hesitate to contact me at 214-922-3405.

Sincerely, /s/ Gustav F. Bahn Gustav F. Bahn

cc:	Ms. Stacie Gorman, Securities and Exchange Commission Mr. Brett C. Moody, Moody National Companies Ms. Rosemarie A. Thurston, Alston & Bird LLP